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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the quarter ended September 30, 2001

Sparkling Spring Water Group Limited

6560 McMillan Way, Vancouver, British Columbia, Canada V6W 1L2
(Address of principal executive offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F /x/	Form 40-F / /

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes / /	No /x/

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPARKLING SPRING WATER GROUP LIMITED

	By:	/s/ Name: David M. Arnold Title: Vice President Finance
Date: November 15, 2001

TABLE OF ADDITIONAL REGISTRANTS

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation of organization	Primary Standard Industrial Classification Code Number
Canadian Spring Water International Limited	Nova Scotia	5149
Canadian Springs Water Company AB Limited	Nova Scotia	5149
Rocky Mountain Springs Water, Inc.	Nova Scotia	5149
Spring Water, Inc.	Delaware	5149
Cullyspring Water Co., Inc.	Washington	5149
Crystal Springs Acquisition, Inc.	Delaware	5149
Nature Springs Water Company Limited	England	5149
Krystal Fountain Water Co. Limited	England	5149
Water at Work Limited	Scotland	5149
Natural Water Limited	Scotland	5149

    The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the cover page of this Report.

SPARKLING SPRING WATER GROUP LIMITED

QUARTERLY REPORT ON FORM 6-K
FOR THE QUARTER ENDED SEPTEMBER 30, 2001

INDEX

		Page
Part I	Financial Information
Item 1.	Financial Statements
	Consolidated Balance Sheets as of September 30, 2001 and December 31, 2000	1
	Consolidated Statements of Operations for the three and nine month periods ended September 30, 2001 and 2000	2
	Consolidated Statements of Cash Flows for the nine months ended September 30, 2001 and 2000	3
	Notes to Consolidated Financial Statements	4
Item 2.	Management's Discussion And Analysis Of Financial Condition and Results of Operations	8
Part II	Other Information
Item 6.	Exhibits and Reports on Form 6-K	13

Part I  Financial Information

Item 1.  Financial Statements

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)	September 30, 2001	December 31, 2000
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$—	$556
Accounts receivable	14,039	11,650
Inventories [note 3]	1,483	1,635
Prepaid expenses	2,265	2,083

Total current assets	17,787	15,924
Fixed assets	42,466	39,842
Goodwill and deferred charges	48,429	48,814
Other assets	1,973	2,166

Total assets	$110,655	$106,746

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)
Current
Senior bank indebtedness—operating line [note 7]	$9,633	$—
Accounts payable and accrued liabilities	12,284	7,697
Income tax payable	55	418
Customer deposits	6,751	5,810
Current portion of long-term debt	2,717	3,779

Total current liabilities	31,440	17,704

Obligations under capital leases and other debt	2,193	3,035
Obligations under non-compete agreements	162	247
Senior bank debt [note 7]	20,019	24,530
Subordinated notes payable	81,105	83,600
Other liabilities	1,452	915

Total long-term liabilities	104,931	112,327

Shareholder's equity (deficiency)
Capital Stock
Issued and outstanding:
Class D common shares—1,383,328	5,574	5,954
Class E common shares—5,860	158	169

	5,732	6,123
Additional paid-in capital [note 4]	1,809	—
Cumulative translation adjustment	(5,851)	(4,733)
Deficit	(27,406)	(24,675)

Total shareholder's equity (deficiency)	(25,716)	(23,285)

Total liabilities and shareholder's equity (deficiency)	$110,655	$106,746

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands of U.S. dollars)	Three Months Ended 9/30/01	Three Months Ended 9/30/00	Nine Months Ended 9/30/01	Nine Months Ended 9/30/00
Revenue:
Water	$14,240	$13,135	$38,595	$34,772
Rental	4,461	4,317	12,295	11,900
Other	2,361	2,218	6,782	6,146

Total revenue	21,062	19,670	57,672	52,818

Cost of sales:
Water	2,480	2,966	7,201	7,208
Other	824	893	2,326	2,386

Total cost of sales	3,304	3,859	9,527	9,594

Gross profit	17,758	15,811	48,145	43,224
Expenses:
Selling, delivery and administrative	11,173	10,742	31,292	28,778
Integration and related expenses [note 8]	1,037	238	1,337	408
Depreciation	2,679	2,291	7,589	6,751
Amortization	477	448	1,381	1,300

Operating profit	2,392	2,092	6,546	5,987
Interest and related expenses	3,144	748	9,282	5,493

Income (loss) before income taxes and extraordinary item	(752)	1,344	(2,736)	494
Provision for income taxes	—	(57)	(475)	(423)

Net income (loss) before extraordinary item	(752)	1,287	(3,211)	71
Extraordinary item [note 4]	—	—	480	—

Net income (loss)	(752)	1,287	(2,731)	71
Other comprehensive income (loss):
Foreign currency translation adjustment	122	(550)	(1,118)	(2,607)

Comprehensive income (loss)	$(630)	$737	$(3,849)	$(2,536)

Basic earnings (loss) per share before extraordinary item	$(0.54)	$0.93	$(2.31)	$0.05

Diluted earnings (loss) per share before extraordinary item	$(0.54)	$0.91	$(2.31)	$0.05

Basic earnings (loss) per share	$(0.54)	$0.93	$(1.96)	$0.05

Diluted earnings (loss) per share	$(0.54)	$0.91	$(1.96)	$0.05

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of U.S. dollars)	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2000
OPERATING ACTIVITIES
Net income (loss)	$(2,731)	$71
Items not requiring cash
Depreciation	7,589	6,751
Amortization	1,381	1,300
Deferred taxes	(139)	—
Amortization of deferred financing costs	342	404
Extraordinary item	(480)	—
Cross currency swap	—	79

	5,962	8,605
Net change in non-cash working capital balances	2,676	(1,380)

Cash provided by operating activities	8,638	7,225

INVESTING ACTIVITIES
Purchase of fixed assets, net	(8,335)	(6,316)
Acquisitions [note 6]	(5,071)	(5,253)

Cash used in investing activities	(13,406)	(11,569)

FINANCING ACTIVITIES
Increase in long-term debt	4,813	6,012
Repayment of long-term debt	(962)	(998)
Increase in other liabilities	412	—
Decrease (increase) in deferred charges and other assets	154	(70)

Cash provided by financing activities	4,417	4,944

Effect of foreign currency translation on cash	(205)	—
Increase (decrease) in cash and cash equivalents during the period	(556)	600
Cash and cash equivalents, beginning of period	556	567

Cash and cash equivalents, end of period	$—	$1,167

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	$6,562	$6,620

Income taxes paid	$975	$528

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

(Unaudited)

1.  Basis of Presentation

    Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia, Alberta and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

    The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U.S. entities which are considered to be self-sustaining are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

    The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

    The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 2000 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.  Seasonal Nature of Business

    Operating results for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.  Inventories

    Inventories consist of the following (thousands of dollars):

	September 30, 2001	December 31, 2000
	(unaudited)
Packaging materials	$312	$408
Coolers not yet in service	315	228
Goods for resale	515	563
Cooler parts	258	271
Other	83	165

	$1,483	$1,635

4.  Extraordinary Item

    In February 2001, Sparkling Spring Water Holdings Limited, parent of Sparkling Spring, paid approximately $1.8 million plus accrued interest to repurchase $2.495 million face value of Sparkling Spring's outstanding Subordinated Notes Payable. In May 2001, the Notes were contributed to Sparkling Spring as additional paid-in capital and the Notes were retired. A gain of $480,000 related to the repurchase and retirement of the Notes has been recorded net of applicable income taxes of $139,000 and costs of $67,000 representing a write-off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

5.  Earnings per Share

    The weighted average number of shares used to calculate basic and diluted earnings per share for the three and nine month periods ended September 30, 2001 and 2000 is 1,389,188 and 1,436,975, respectively.

6.  Acquisitions

    On May 31, 2000, the Company purchased 100% of the outstanding stock of Mr. Softwater Ltd. for approximately $4.0 million. In May 2001, the Company changed its name to Canadian Springs Water Company AB Limited. Canadian Springs Water Company AB Limited operates primarily in the Calgary, Alberta Canada market.

    On July 17, 2000, the Company purchased all of the outstanding shares of Rocky Mountain Springs Water, Inc. ("Rocky Mountain") for approximately $0.7 million. Rocky Mountain operated in the Edmonton, Alberta Canada market.

    On August 8, 2000, the Company purchased the operating assets of Sparta Water, Inc. and subsidiaries ("Sparta") for approximately $0.7 million. Sparta operated in the Edmonton, Calgary and Grand Prairie Alberta, Canada markets.

    On May 2, 2001, the Company purchased the operating assets of the home and office business of CC Beverage (US) Corporation, operating under the product name "Cascade Clear", for approximately

$5.1 million including the net present value of leases assumed. Cascade Clear operates in Washington State from the city of Everett north to the Canadian border.

    The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Canadian Springs Water Company AB Limited, Rocky Mountain, Sparta and Cascade Clear had occurred at January 1, 2000.

(thousands of dollars except per share amounts)	Three Months Ended 9/30/01	Three Months Ended 9/30/00	Nine Months Ended 9/30/01	Nine Months Ended 9/30/00
Total revenue	$21,062	$20,512	$58,639	$57,200
Net income (loss)	(752)	1,141	(2,891)	(747)
Extraordinary item	—	—	480	—
Basic earnings (loss) per share	(0.54)	0.82	(2.08)	(0.54)

7.  Senior Bank Debt

    The Company has available a $37 million multi—currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $9 million term loan facility (the "Term Loan Facility") that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In December 2000, $3 million was transferred from the Acquisition Facility to the Term Loan Facility as permitted under the terms of the loan facility. In April 2001, the terms of the Senior Credit Facility were amended to eliminate any principal repayments required prior to March 31, 2002. Amounts outstanding under the Term Loan Facility and Acquisition Facility are repayable in varying amounts extending to October 2005 and April 2006 respectively. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

8.  Integration and Related Expenses

    As part of integrating Canadian Springs Water Company AB Limited, Rocky Mountain and Sparta into the Company's existing business, non-recurring costs of $0.4 million were incurred in the nine months ended September 30, 2000 ($0.2 million in the three months ended September 30, 2000) to reduce and relocate staff, convert the acquired business' computer systems, close acquired facilities and eliminate small pack production operations.

    On May 15, 2001, Sparkling Spring Water Holdings Limited ("Holdings"), parent of Sparkling Spring Water Group Limited ("Group") acquired all of the outstanding shares of Pure Water Corporation ("Pure Water"), located in Seattle, Washington, and Polaris Water Company Incorporated ("Polaris"), located in Vancouver, Canada. Group and Holdings have agreed to enter into a Customer Service Agreement whereby Group will manage the approximate 20,000 home and office bottled water customer locations in Vancouver acquired through the Polaris acquisition, and Holdings will mange the approximate 14,000 bottled water customer locations of Group in the Seattle, Washington market. As a result of this Agreement, Group has shut down its Seattle production facility. For the three months ended September 30, 2001, the Company has accrued $0.6 million to cover shutdown costs of the Seattle facility and integration costs associated with merging the Polaris Vancouver customer locations into Group's existing operations.

    In the nine months ended September 30, 2001, the Company accrued costs of approximately $0.5 million ($0.4 million for the three months ended September 30, 2001) to cover shutdown costs of its vacated Scotland facilities and consolidation of its administrative operations in England and Scotland to one facility in Scotland. In addition, non-recurring costs of $0.2 million have been accrued in the nine months ended September 30, 2001 (nil in the three months ended September 30, 2001) to integrate Cascade Clear into the Company's existing operations. The costs incurred related to training, conversion of computer systems, closing costs and other business integration costs.

9.  Summary of Business Segments

    The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

    Segment detail is summarized as follows:

(thousands of dollars)	Three Months Ended 9/30/01	Three Months Ended 9/30/00	Nine Months Ended 9/30/01	Nine Months Ended 9/30/00
Revenue:
Canada	$10,377	$8,914	$26,580	$22,404
United Kingdom	6,956	6,731	19,109	19,218
United States	3,729	4,025	11,983	11,196

	$21,062	$19,670	$57,672	$52,818

Net income before depreciation, interest, income taxes and extraordinary item:
Canada	$2,962	$2,317	$7,613	$6,119
United Kingdom	2,158	2,336	5,814	7,016
United States	762	848	3,061	2,650
Unallocated corporate overhead	(334)	(670)	(972)	(1,747)

	$5,548	$4,831	$15,516	$14,038

Average Exchange Rates:
Canadian Dollar	$0.6468	$0.6746	$0.6502	$0.6794
U.K. Pounds Sterling	$1.4386	$1.4767	$1.4393	$1.5390

10.  Comparative Figures

    Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

ITEM 2.  Management's Discussion And Analysis Of Financial Condition And Results Of Operations

    The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

Results of Operations

    The following table sets forth, for the periods indicated, certain statement of operations and other data of the Company as a percentage of revenue.

	Three Months Ended 9/30/01	Three Months Ended 9/30/00	Nine Months Ended 9/30/01	Nine Months Ended 9/30/00
Revenue	100%	100%	100%	100%
Cost of sales	15.7	19.6	16.5	18.2

Gross profit	84.3	80.4	83.5	81.8
Selling, delivery and administrative	53.0	54.7	54.3	54.5
Integration and related expenses	4.9	1.2	2.3	0.8

EBITDA	26.4	24.5	26.9	26.5
Depreciation and amortization	15.0	13.9	15.5	15.2

Operating profit	11.4	10.6	11.4	11.3
Interest and related expenses	14.9	3.8	16.1	10.4

Income (loss) before income taxes and extraordinary item	(3.5)	6.8	(4.7)	0.9
Provision for income taxes	—	(0.3)	(0.8)	(0.8)

Net income (loss) before extraordinary item	(3.5)	6.5	(5.5)	0.1
Extraordinary item	—	—	0.8	—

Net income (loss) before extraordinary item	(3.5)	6.5	(4.7)	0.1

Three Months Ended September 30, 2001 Compared To The Three Months Ended September 30, 2000

    Revenue.  Revenue increased $1.4 million or 7.1% to $21.1 million in the three months ended September 30, 2001 compared to $19.7 million in the three months ended September 30, 2000. Revenues from acquisitions completed during and after the 2000 third quarter accounted for approximately $1.0 million of the increase. Revenue was reduced by approximately $0.9 million or 4.8% due to declines in the Pound Sterling and the Canadian dollar against the U.S. dollar. The balance of the increase was from growth in sales from the Company's higher customer location base. The Company's customer location base was approximately 207,000 as at September 30, 2001 compared to 182,600 as at December 31, 2000. The Company's customer location base grew by approximately 13,000 during the third quarter of 2001. This increase was driven almost equally by organic growth and an increase in customer locations resulting from the Customer Service Agreement entered into with the Company's parent company, Sparkling Spring Water Holdings Limited (For a summary description of the Customer Service Agreement, see Note 8 of the Notes to Consolidated Financial Statements included elsewhere in this Report).

    Cost of Sales.  The cost of sales decreased by $0.6 million or 14.4% to $3.3 million in the 2001 third quarter compared to $3.9 million in the 2000 period. The cost of sales as a percentage of revenue was 15.7% for the three months ended September 30, 2001 compared to 19.6% in the 2000 period. This decrease was primarily attributable to the cessation in August 2001 of small pack production at the Company's Seattle location. The Seattle small pack business was purchased by Pure Water Corporation, a subsidiary of Sparkling Spring Water Holdings Limited.

    Operating Expenses.  Selling, delivery, and administrative operating expenses (excluding integration and related expenses of $1.0 million) increased by $0.4 million or 4.0% to $11.1 million in the third quarter from $10.7 million in the 2000 period. General and administrative expenses increased by approximately $0.4 million as a result of growth in the Company's customer location base and increased expenditures required to manage the acquisitions completed during and after the 2000 period. The 2001 period benefitted from the absorption of approximately $0.3 million of executive and administrative expense by Sparkling Spring Water Holdings Limited, parent company of Sparkling Spring. As a percentage of revenue, selling, delivery and administrative expenses decreased from 54.7% in the 2000 period to 53.0% in the 2001 third quarter.

    Depreciation and Amortization.  Depreciation and amortization expense increased by 15.2% or $0.4 million in the 2001 third quarter to $3.1 million from $2.7 million in the 2000 period. This increase was the result of depreciation of capital expenditures made since the third quarter of 2000 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions completed in the 2000 second and third quarters. As a percentage of revenue, depreciation and amortization expense was 15.0% in the 2001 third quarter compared to 13.9% in the 2000 quarter.

    Operating Profit.  The Company's operating profit increased by $0.3 million to $2.4 million in the 2001 third quarter from $2.1 million in the 2000 period due to an increase in gross profit which more than offset the increase in selling, delivery and administrative expenses. Operating profit was reduced by $1.0 million in the third quarter of 2001 ($0.2 million in 2000) as a result of one-time integration and related expenses accrued related to the integration of the Polaris home and office customers managed by Group, shutdown costs related to three vacated facilities in Scotland and the closing of the Company's Seattle production facilities and costs associated with the integration of the Company's England and Scotland administrative operations. As a percentage of revenue, operating profit increased to 11.4% in the 2001 third quarter from 10.6% in the 2000 period due principally to the increase in gross profit as discussed above. Earnings before interest, taxes, and depreciation and amortization expense ("EBITDA") for the three months ended September 30, 2001 was $5.5 million compared to $4.8 million in the 2000 third quarter. As a percentage of revenue, EBITDA increased to 26.4% in the 2001 third quarter from 24.5% in the 2000 period. Excluding one-time charges, EBITDA increased from $5.1 million in the 2000 third quarter to $6.6 million in the 2001 quarter.

    Interest Expense.  Interest expense increased by $2.4 million from $0.7 million in the third quarter of 2000 to $3.1 million in the 2001 quarter. Interest expense was reduced by $2.5 million in the third quarter of 2000 (nil in the 2001 third quarter) as a result of the fluctuating value of the Company's cross currency swap. As at September 30, 2001 all of the Company's cross currency swaps have been terminated. Excluding the impact of accounting for the cross currency swap, interest expense in the 2001 third quarter decreased by $0.1 million from the 2000 period. An increase in interest expense associated with increased borrowings under the Company's Senior Credit Facility was offset by lower interest costs arising from the redemption of $7.0 million of the Company's Subordinated Notes Payable. These Notes were redeemed at a discount after the 2000 third quarter using Senior Debt that carries a lower effective interest rate.

Nine Months Ended September 30, 2001 Compared To The Nine Months Ended September 30, 2000

    Revenue.  Revenue increased $4.9 million or 9.2% to $57.7 million in the nine months ended September 30, 2001 compared to $52.8 million in the nine months ended September 30, 2000.

Revenues from acquisitions completed in 2000 and 2001 accounted for approximately $3.5 million of the increase over the 2000 period. Revenue growth was reduced by approximately $2.5 million or 4.8% due to declines in the Pound Sterling and the Canadian Dollar against the U.S. dollar. The balance of the increase was from growth in water sales from the Company's higher customer location base. The Company's customer location base was 207,000 as at September 30, 2001 compared to 182,600 as at December 31, 2000. The acquisition of Cascade Clear on May 2, 2001, accounted for 9,800 of the increase. The remaining growth in customer locations came from an increase of approximately 6,000 customer locations added as a result of the Customer Service Agreement entered into with Sparkling Spring Water Holdings Limited and organic growth of the Company's customer location base (For a summary description of the Customer Service Agreement, see Note 8 of the Notes to Consolidated Financial Statements included elsewhere in this Report).

    Cost of Sales.  The cost of sales decreased by $0.1 million or 0.7% to $9.5 million in the nine months ended September 30, 2001 compared to $9.6 million in the comparable 2000 period. The cost of sales as a percentage of revenue decreased by 1.7% from 18.2% in the 2000 period to 16.5% in the 2001 period. This decrease was primarily attributable to the cessation in August 2001 of small pack production at the Company's Seattle location. The Seattle small pack business was purchased by Pure Water Corporation, a subsidiary of Sparkling Spring Water Holdings Limited.

    Operating Expenses.  Selling, delivery, and administrative operating expenses (excluding integration and related expenses of $1.3 million) increased by $2.5 million or 8.7% to $31.3 million for the nine months ended September 30, 2001 compared to $28.8 million in the comparable 2000 period. This increase is primarily due to a $1.1 million increase in distribution costs due to higher fuel costs and additional expenses necessary to support the Company's increased customer volume which was up over 21% from the year ago period. General and administrative expenses increased by approximately $1.5 million as a result of growth in the Company's customer location base and increased expenditures required to manage the acquisitions completed during and after the 2000 period. The 2001 period benefitted from the absorption of approximately $0.9 million of executive and administrative expense by Sparkling Spring Water Holdings Limited, parent company of Sparkling Spring. As a percentage of revenue, operating expenses decreased from 54.5% in 2000 to 54.3% in 2001.

    Depreciation and Amortization.  Depreciation and amortization expense increased by 11.4% or $0.9 million to $8.9 million in the nine months ended September 30, 2001 from $8.0 million in the comparable 2000 period. This increase was the result of depreciation of capital expenditures made since the third quarter of 2000 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions completed in the 2000 second and third quarters. As a percentage of revenue, depreciation and amortization expense was 15.5% in the 2001 period compared to 15.2% in the 2000 period.

    Operating Profit.  The Company's operating profit increased $0.5 million from $6.0 million in the nine months ended September 30, 2000 to $6.5 million in the comparable 2001 period as the increase in gross profit more than offset the increase in selling, delivery and administrative expenses. Operating profit was reduced by $1.3 million in the 2001 period ($0.4 million in 2000) as a result of one-time integration and related expenses accrued related to the acquisition of Cascade Clear and the integration of the Polaris home and office customers managed by Group, shutdown costs related to three vacated facilities in Scotland and the closing of the Company's Seattle production facilities and costs associated with the integration of the Company's England and Scotland administrative operations. As a percentage of revenue, operating profit increased from 11.3% in the 2000 period to 11.4% in the nine months ended September 30, 2001 due principally to the increase in gross profit as noted above. EBITDA increased by 10.5% or $1.5 million to $15.5 million in the 2001 period from $14.0 million in the 2000 period. As a percentage of revenues, EBITDA increased to 26.9% in the nine months ended

September 30, 2001 from 26.5% in the 2000 period. Excluding one-time charges, EBITDA increased from $14.4 million in the nine months ended September 30, 2000 to $16.9 million in the 2001 period.

    Interest Expense.  Interest expense increased by $3.8 million from $5.5 million in the 2000 period to $9.3 million in the 2001 period. Interest expense was reduced by approximately $4.0 million in the nine months ended September 30, 2000 (nil in the nine months ended September 30, 2001) as a result of the fluctuating value of the Company's cross currency swap. As at September 30, 2001 all of the Company's cross currency swaps have been terminated. Excluding the impact of accounting for the cross currency swap, interest expense for the nine months ended September 30, 2001 decreased by approximately $0.2 million. The decreased interest costs were driven by lower average interest rates, which offset higher borrowing levels incurred to fund capital expenditures and business acquisitions completed during and after the 2000 period. The lower average interest rate arose from the redemption of $7.0 million of the Company's Subordinated Notes Payable which were redeemed after the 2000 third quarter.

Liquidity and Capital Resources

    Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations and borrowings under the Senior Credit Facility (see below).

    Net cash provided by operating activities was $8.6 million for the nine months ended September 30, 2001 and $7.2 million for the nine months ended September 30, 2000. Net cash used in investment activities was $13.4 million in 2001 and $11.6 million in 2000. The 2001 uses include $5.1 million related to the acquisition of Cascade Clear and the 2000 uses include $5.3 million related to the acquisitions of Mr. Softwater Ltd., Rocky Mountain Springs Water Inc. and the purchase of the assets of Sparta Water, Inc. The Company made net capital expenditures of $8.3 million in the nine months ended September 30, 2001 and $6.3 million in the nine months ended September 30, 2000. Capital expenditures in the 2001 period include approximately $1.3 million related to plant improvements at the Company's Alberta and Scotland operations and also $0.6 million in England for extraordinary truck purchases and expenditures related to the conversion to 18.9 litre bottles. The remaining capital expenditures in 2001 were primarily related to the purchase of water bottles, water coolers, delivery trucks and computer equipment. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $9.5 million in 2001.

    The Company believes that existing cash balances together with cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 2001. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

Senior Credit Facility

    The Company has available a $37 million multi—currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $9 million term loan facility (the "Term Loan Facility") that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In December 2000, $3 million was transferred from the Acquisition Facility to the Term Loan Facility as permitted under the terms of the loan facility. In April 2001, the terms of the Senior Credit Facility were amended to eliminate any principal repayments required prior to March 31, 2002. Amounts outstanding under the Term Loan Facility and Acquisition Facility are repayable in varying amounts extending to October 2005 and April 2006 respectively. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

    Amounts outstanding under the Senior Credit Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of September 30, 2001, the Company had approximately $11.0 million outstanding under the Operating Line Facility including $2.6 million of outstanding letters of credit, $10.0 million outstanding under the Acquisition Facility and $11.5 million outstanding under the Term Loan Facility.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statements 137 and 138. These new statements require all derivatives to be recorded on the balance sheet at fair value and establish new accounting rules for hedging instruments. These statements are effective for years beginning after June 15, 2000. The adoption of these statements did not have an impact on the results or financial position of the Company for the period ended September 30, 2001.

    In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations". SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method for transactions initiated after June 30, 2001. In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 eliminates the current requirement to amortize goodwill, addresses the impairment testing for goodwill and intangible assets and addresses the amortization of intangible assets with a defined life. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the Statements to determine the impact on the consolidated financial statements.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

    Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including assimilating the employees and operations of acquired companies into the Company and monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties, stop workage orders or impose additional costs on the Company; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with currency fluctuations; (x) risks associated with an increase in costs required to produce and deliver the Company's products to its customers and (xi) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

Part II  Other Information

Item 6.  Exhibits and Reports on Form 6-K

    (a)  Exhibits

    Customer Service Agreement dated July 1, 2001 between Sparkling Spring Water Holdings Limited and Sparkling Spring Water Group Limited.

  (b)
  Reports on 6-K (incorporated by reference)

  •
  Report on Form 6-K dated August 20, 2001 covering the Press Release dated August 15, 2001 announcing record second quarter revenue and EBITDA.

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SIGNATURE
TABLE OF ADDITIONAL REGISTRANTS
SPARKLING SPRING WATER GROUP LIMITED QUARTERLY REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2001
INDEX
Part I Financial Information
Item 1. Financial Statements
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED BALANCE SHEETS
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
SPARKLING SPRING WATER GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (Unaudited)
ITEM 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Part II Other Information
Item 6. Exhibits and Reports on Form 6-K